BriaCell Therapeutics Corp.

Suite 300 – 235 West 15th Street

West Vancouver, BC V7T 2X1

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Irene Paik, Joseph McCann, Franklin Wyman and Lisa Vanjoske

November 6, 2019

Re:	BriaCell Therapeutics Corp.
Registration Statement on Form F-1 Filed October 22, 2019
File No. 333-234292

Ladies and Gentlemen:

Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the staff’s comments, and request that the staff contact Avital Perlman, Esq. at (646) 810-0610 or via email at aperlman@srf.law with any questions or comments.

Sincerely,

/s/ William V. Williams
William V. Williams

cc: (via email)

Avital Perlman, Esq.